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Filed by: GB Property Funding Corp., GB Holdings, Inc., Greate Bay Hotel and
Casino, Inc., Atlantic Coast Entertainment Holdings, Inc., and ACE Gaming, LLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: GB Property Funding Corp., GB Holdings, Inc., Greate Bay Hotel and Casino, Inc., Atlantic Coast Entertainment Holdings, Inc., and ACE Gaming, LLC

Commission File No.: 33-69716


The following joint press release was issued by GB Property Funding Corp., GB Holdings, Inc., Greate Bay Hotel and Casino, Inc., Atlantic Coast Entertainment Holdings, Inc., and ACE Gaming, LLC

June 30, 2004

CONTACT: Douglas S. Niethold, Vice President of Finance, Sands Hotel and Casino
         609-441-4432
         dniethold@sandsac.com


             GB HOLDINGS INC. AND SUBSIDIARIES EXTEND EXCHANGE OFFER


ATLANTIC CITY, NEW JERSEY - GB Holdings, Inc. (Amex: GBH) (the "Company") which through its wholly-owned subsidiary Greate Bay Hotel & Casino, Inc., owns and operates The Sands Hotel and Casino in Atlantic City, today announced that its stockholders approved the transfer of The Sands Hotel and Casino to its wholly owned subsidiary, Atlantic Coast Entertainment Holdings, Inc. ("Atlantic Holdings"), in connection with the Company's restructuring of its debt.

Also, Atlantic Holdings announced today that it has extended until July 15, 2004, at 12:01 a.m., New York City time, its Consent Solicitation and Offer to Exchange, in which it is offering to exchange its 3% Notes due 2008 for the 11% Notes due 2005, issued by GB Property Funding Corp. As of June 29, 2004, approximately $65,699,990 principal amount of the 11% Notes, representing 59.7% of the outstanding 11% Notes, have been tendered to Atlantic Holdings for exchange.

The transfer of The Sands Hotel and Casino will not be effective until the consummation of the Consent Solicitation and Offer to Exchange. The completion of the Consent Solicitation and Offer to Exchange is subject to conditions described in the Consent Solicitation and Offer to Exchange documents, which include, among other conditions, the approval of the Company's stockholders, the consent of the New Jersey Casino Control Commission, the exchange of notes by a majority of the holders of the 11% Notes, and the effectiveness of the amendments to the indenture governing the 11% Notes and of the indenture governing the 3% Notes.


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On June 1, 2004, the Securities and Exchange Commission declared effective registration statements on Form S-4 containing the Consent Solicitation and Offer to Exchange and the Proxy Statement/Prospectus relating to the special meeting. The terms and conditions of the Consent Solicitation and Offer to Exchange and related documents and the matters covered by the Proxy Statement/Prospectus dated June 1, 2004, are included in the registration statements filed with the SEC. The materials related to the Consent Solicitation and Offer to Exchange and Proxy Statement/Prospectus contain important information which should be read carefully before any decision is made with respect to the consent solicitation and exchange offer and the special meeting. Copies of the Consent Solicitation and Offer to Exchange and the Proxy Statement/Prospectus documents may be obtained from Innisfree M&A Incorporated, the solicitation agent for the Consent Solicitation and Offer to Exchange and the Proxy Statement/Prospectus (Banks and Brokers Call Collect: 212-750-5833; all others Call Toll-Free: 1-888-750-5834), or on the Securities and Exchange Commission web site at www.sec.gov.

Unless extended, the Consent Solicitation and Offer to Exchange will expire at 12:01 a.m., New York City time, on July 15, 2004. Atlantic Holdings will announce any extensions by press release or other form of public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. Holders may withdraw any 11% Notes tendered until the expiration of the Consent Solicitation and Offer to Exchange.

Certain information included in this press release contains statements that are forward-looking. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. For more information regarding the Company and risks applicable to its business, please review the filings of the Company and its affiliates, GB Property Funding Corp., Greate Bay Hotel and Casino, Inc., Atlantic Holdings and ACE Gaming, LLC with the SEC, including the Company's reports on Forms 10-K and 10-Q.